Exhibit 12

The AES Corporation and Subsidiaries

Statement Re: Calculation of Ratio of Earnings to Fixed Charges

(in millions, unaudited)

	2010	2009	2008	2007	2006
Actual:
Computation of earnings:
Income from continuing operations before income taxes and equity in earnings of affiliates	$1,044	$2,316	$2,667	$1,414	$827
Fixed charges	1,795	1,769	2,055	1,922	1,884
Amortization of capitalized interest	53	37	34	17	17
Distributed income of equity investees	14	68	183	21	19
Less:
Capitalized interest	(193)	(187)	(176)	(86)	(50)
Preference security dividend of consolidated subsidiary	(5)	(4)	(4)	(6)	(5)
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed changes(1)	(4)	(8)	—	—	—

Earnings	$2,704	$3,991	$4,759	$3,282	$2,692

Fixed charges:
Interest expense, debt premium and discount amortization	$1,565	$1,545	$1,841	$1,788	$1,769
Capitalized interest	193	187	176	86	50
Interest expense included in rental expense	32	33	34	42	60
Preference security dividend of consolidated subsidiary	5	4	4	6	5

Fixed charges	$1,795	$1,769	$2,055	$1,922	$1,884

Ratio of earnings to fixed charges	1.51	2.26	2.32	1.71	1.43

(1)	Amounts for prior periods have been restated to exclude from the computation of earnings only noncontrolling interests in pretax income of those subsidiaries that did not incur fixed charges.